Via EDGAR and Federal Express

September 2, 2011

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vanguard Natural Resources, LLC
Registration Statement on Form S-4
Filed August 2, 2011
File No. 333-175944

Ladies and Gentlemen:

Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (“Vanguard,” the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 26, 2011, with respect to the Company’s Registration Statement on Form S-4, File No. 333-175944, initially filed with the Commission on August 2, 2011 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, we will hand deliver three full copies of Amendment No. 1, three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement and three copies of this letter.

With respect to comments 2 and 4, we and RBC Capital Markets (“RBC”), and the conflicts committee (the “Encore Conflicts Committee”) of the board of directors (the “Encore Board”) of the general partner of Encore  Energy Partners, LP (“Encore”) and Jefferies & Company, Inc. (“Jefferies”), are simultaneously sending the Staff supplemental responses, submitted with requests for confidential treatment pursuant to Rule 83, containing information and material responsive to these comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Securities and Exchange Commission
September 2, 2011

General

1.           Where comments also could apply to similar or related disclosure that appears elsewhere in the same or another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

Response:

We acknowledge the Staff’s comment, and have accordingly made parallel changes to all applicable portions of Amendment No. 1 in responding to the comments contained in this letter.  We have also included page number references to the applicable disclosures referenced in our responses below.

2.           Please provide us with copies of all materials prepared by RBC or Jefferies regarding a potential business combination of Vanguard and Encore, from the Vanguard-Denbury negotiations forward.

Response:

Concurrently with the submission of this response letter, we have furnished to the Staff each set of materials related to a potential business combination of Vanguard and Encore prepared by RBC and provided to the board of directors of Vanguard (the “Vanguard Board”) or the conflicts committee thereof (the “Vanguard Conflicts Committee”).  In addition, the Encore Conflicts Committee has separately furnished to the Staff each set of materials related to a potential business combination of Vanguard and Encore prepared by Jefferies and provided to the Encore Board or the Encore Conflicts Committee.  Both we and the Encore Conflicts Committee are requesting confidential treatment of the furnished materials, under Rule 83 of the Commission’s Rules Concerning Information and Requests (17 C.F.R. Sec. 200.83), for the reasons detailed in our letters requesting confidential treatment submitted with such materials.

3.           We note the following statement in your joint press release filed with the Form 8-K filed on July 11, 2011: “Under the terms of the definitive agreement, Encore’s public unitholders would receive 0.75 Vanguard common units in exchange for each Encore common unit they own at closing, representing...an approximately 51% premium over the December 31, 2010 purchase price paid to Denbury Resources, Inc. (NYSE: DNR) for 45.6% of the Encore common units.” With a view toward disclosure, please tell us how you calculated this premium.

Response:

On December 31, 2010, we acquired from Denbury Resources, Inc. (“Denbury”) 20,924,044 common units of Encore and 100% of the membership interests in Encore Energy Partners GP LLC, the general partner of Encore (“ENP GP”) in exchange for $380 million paid in a combination of cash and Vanguard common units.  Of that $380 million aggregate purchase price, approximately $46 million was attributed to the membership interests in ENP GP for accounting purposes, and the remaining $334 million to the Encore common units.  When this amount is allocated among the 20,924,044 Encore common units acquired, the implied per unit price is $15.96.

Securities and Exchange Commission
September 2, 2011

The implied merger consideration in the proposed merger, based on the closing price of Vanguard common units on March 24, 2011, the day prior to announcement of our offer to acquire the remainder of the outstanding Encore common units, was $24.165 per unit, the product of the 0.75 exchange ratio multiplied by the Vanguard common unit closing price of $32.22.  The $24.165 per unit implied merger consideration is a 51% premium to the $15.96 implied per unit purchase price in the Denbury acquisition.

4.           Please provide us with copies of the engagement letters for each of the financial advisors.

Response:

Concurrently with the submission of this response letter, we have furnished to the Staff a copy our engagement letter with RBC, and the Encore Conflicts Committee has furnished to the Staff a copy of its engagement letter with Jefferies. Both we and the Encore Conflicts Committee are requesting confidential treatment of the furnished materials, under Rule 83 of the Commission’s Rules Concerning Information and Requests (17 C.F.R. Sec. 200.83), for the reasons detailed in our letters requesting confidential treatment submitted with such materials.

5.           We note your disclosure at page 24 that upon completion of the merger, Encore common units currently listed on the NYSE will cease to be listed on the NYSE and subsequently will be deregistered under the Exchange Act. Please provide us with your analysis as to why this transaction should not be subject to Exchange Act Rule 13e-3.

Response:

Subsection (g)(2) of Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) provides that the various provisions of Rule 13e-3 shall not apply to certain categories of transactions, including a transaction “in which the security holders are offered or receive only an equity security,” so long as: (i) “such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction…,” with this requirement deemed satisfied if unaffiliated security holders are offered common stock; (ii) “such security is registered pursuant to Section 12 of the Exchange Act;” and (iii) “if the security which is the subject of the Rule 13e-3 transaction was…listed on a national securities exchange…such equity security is…listed on a national securities exchange…”  We respectfully submit to the Staff that this exception is applicable to the proposed merger, and as such, the merger is not subject to Rule 13e-3.

Securities and Exchange Commission
September 2, 2011

In the proposed combination of Vanguard and Encore, Encore unitholders will each receive only an equity security, as the merger consideration is comprised solely of Vanguard common units.  The Vanguard common units to be received by Encore common unitholders are registered under Section 12 of the Exchange Act and are listed for trading on the New York Stock Exchange.  In addition, the Vanguard common units to be received by Encore common unitholders both (i) are the substantive equivalent of common stock (as Vanguard is a limited liability company, our common class of equity is our common unit) and (ii) provide former Encore common unitholders with substantially the same rights they had as Encore common unitholders.  New Vanguard common unitholders will have nearly identical rights with respect to distributions, redemption and liquidation as they did as Encore common unitholders.    Furthermore, both Vanguard and Encore are pass-through entities for federal income tax purposes, so that the economic characteristics of the two sets of common units are very similar.  The only substantive difference between the rights of Encore common unitholders before the merger and Vanguard common unitholders following the merger, is that Vanguard unitholders will have the right to vote in the election of directors, while Encore common unitholders currently have no such right, as Vanguard, in its capacity as the indirect sole owner of ENP GP, appoints all of the members of the Encore Board. As a result, the Encore common unitholders will, if anything, actually have enhanced rights as Vanguard common unitholders.  Therefore, consistent with the Staff’s no-action position in several similar circumstances, the exemption afforded by Rule 13e-3(g)(2) is squarely applicable, since the concerns addressed by Rule 13e-3 are not present here.  Given the nature of the security offered as consideration in the merger, we believe that the merger is exempt from the provisions of Rule 13e-3.

Questions and Answers About the Merger and the Special Meetings

Q:  How do the Vanguard Conflicts Committee and the Vanguard Board recommend . . . page 6

6.           We note your statement here and elsewhere in the filing that the Vanguard Conflicts Committee determined that the merger agreement and the transactions contemplated thereby, were fair and reasonable to Vanguard, the unaffiliated unitholders of Vanguard and, “to the extent necessary or applicable, VNG as its sole member.” Please explain this last clause, as it is unclear how VNG could be the sole member of Vanguard.

Response:

We acknowledge the Staff’s comment, and have revised our disclosures on pages 6, 13, 56 and 57 to clarify that Vanguard is the sole member manager of Vanguard Natural Gas, LLC (“VNG”) and as a result and acting in its capacity as such, the Vanguard Conflicts Committee made certain determinations with respect to the fairness of the transaction to VNG.  Please see our response to comment no. 12 below for an example of certain determinations made by Vanguard on behalf of VNG, acting in Vanguard’s capacity as the sole member manager of VNG.

Summary, page 10

Securities and Exchange Commission
September 2, 2011

Unitholder Approvals, Acquisition Proposal; Change in Recommendation, page 20

7.           Portions of your summary, particularly the above-captioned section, are difficult to understand. Please revise for clarity, explaining the merger agreement’s provisions in simpler terms and adding cross-references to fuller discussion elsewhere in your document as necessary.

Response:

We acknowledge the Staff’s comment, and have revised our disclosures on pages 20 and 21 to simplify the summary descriptions of the merger agreement provisions.  Where applicable, we have also included cross-references to more fulsome descriptions of the merger agreement provisions contained elsewhere in Amendment No. 1.

The Merger, page 49

8.           We note your statement on page 50 that “Upon completion of the Encore Sponsor Interest Acquisition, Vanguard and Encore continued to operate as independent entities, pursuing opportunities and executing growth strategies in a manner consistent with their respective past practices.” Aside from the transactions subject to the business opportunities policy, if there were instances that required either Vanguard or Encore to take into account their affiliation or otherwise deviate from their respective past practices, please discuss these. For example, discuss whether there was competition between the companies for suppliers or customers, and how this was affected after the Encore Sponsor Interest Acquisitions.

Response:

Vanguard and Encore generally operate in different geographic regions of the United States, with Vanguard’s operations focused in the Appalachian Basin, including in southeast Kentucky and northeast Tennessee, South Texas and Mississippi, while Encore’s operations are focused in the Big Horn Basin in Wyoming and Montana, the Williston Basin in North Dakota and Montana and the Arkoma Basin in Arkansas and Oklahoma.  With respect to operations within these geographic areas, we do not believe there is any material competition between Vanguard and Encore.

The sole geographic area in which both companies have historically operated is the Permian Basin in West Texas and New Mexico.  Since the completion of Vanguard’s acquisition of Denbury’s interest in Encore on December 31, 2010, our management team does not believe that Vanguard and Encore have competed for suppliers or customers in the Permian Basin, and that, other than as disclosed in the Registration Statement with respect to the transactions subject to the Business Opportunity Policy, there have been no material deviations from either Vanguard’s or Encore’s past practices as a result of the affiliation of the companies.

Securities and Exchange Commission
September 2, 2011

9.           With respect to the February 25, 2011 Vanguard Board meeting, please expand to disclose the substance of discussions regarding the future operations of Vanguard and Encore on a stand-alone and combined basis, and the potential synergies and risks discussed.

Response:

We acknowledge the Staff’s comment, and have revised our disclosures on page 49 to expand the description of the discussions at the February 25, 2011 Vanguard Board meeting, as requested.

10.           With respect to each proposal or proposed exchange ratio discussed in this section, such as the proposal contemplated at the February 25, 2011 Vanguard Board meeting or the March 24 Proposal or the Encore June 15 counterproposal, please explain how the company arrived at the proposed exchange ratio.

Response:

We have revised the disclosures related to Vanguard’s proposed exchange ratios (including counterproposals) on pages 49, 50 and 53 to describe how the Vanguard Board and Vanguard Conflicts Committee arrived at the specified exchange ratios.  We have revised the disclosures related to the Encore Conflicts Committee on pages 52 and 53.

11.           We note that the Vanguard Conflicts Committee and the Encore Conflicts Committee both considered as potentially negative factors the fact that the exchange ratio was fixed. Please disclose whether the parties considered an adjustable or non-fixed ratio, and discuss why or why not.

Response:

As noted in the Registration Statement, the Vanguard Conflicts Committee acknowledged that a fixed exchange ratio could be a negative factor, particularly if the Vanguard common unit price increased relative to the Encore common unit price prior to closing.  However, the Vanguard Conflicts Committee on the whole believed that the positive attributes of a fixed exchange ratio (namely certainty and protection in the event the Vanguard common unit price decreased relative to Encore common units prior to closing), taken together with the other positive factors described under “Vanguard’s Reasons for the Merger” outweighed this potential negative attribute. In addition, the merger agreement contains a closing condition that there must not have occurred a material adverse effect with respect to Encore prior to the closing date, which provides some protection from many of the factors which might cause a material decrease in the market price of Encore’s common units.  As such, while it considered whether a fixed exchange ratio was appropriate, the Vanguard Conflicts Committee did not consider any specific alternative to a fixed exchange ratio, such as an adjustable ratio.

Similarly, while the Encore Conflicts Committee acknowledged that a fixed exchange ratio could be a negative factor, particularly if the Vanguard common unit price decreased relative to the Encore common unit price prior to closing, the positive attributes of a fixed exchange ratio (namely certainty and an increased premium in the event the Vanguard common unit price increased relative to Encore common units prior to closing), taken together with the other positive factors described under “Encore’s Reasons for the Merger” outweighed this potential negative attribute.  In addition, the merger agreement contains a closing condition that there must not have occurred a material adverse effect with respect to Vanguard prior to the closing date, which provides some protection from many of the factors which might cause a material decrease in the market price of Vanguard’s common units. As such, while it considered whether a fixed exchange ratio was appropriate, the Encore Conflicts Committee did not consider any specific alternative to a fixed exchange ratio.

Securities and Exchange Commission
September 2, 2011

12.           We note your disclosure on page 57 that on July 9, 2011, VNG, as the sole member of Encore GP, gave its written approval of the merger. From this statement, it appears that VNG gave its approval on behalf of Encore GP. As such, please explain in better detail who on behalf of VNG gave this approval, and how they came to that conclusion. Expand to disclose what considerations they gave, if any, to the interests of Encore GP and Encore in deciding to give this approval. With respect to any approval on behalf of Encore GP, explain the difference between the approval given by VNG and the approval given by the full Encore Board, as discussed on page 58.

Response:

The Amended and Restated Limited Liability Company Agreement of ENP GP, dated as of December 31, 2010 (the “ENP GP LLC Agreement”) governs the management of ENP GP.  The ENP GP LLC Agreement generally empowers the Encore Board to take or determine not to take any and all actions with respect to ENP GP serving as the general partner of Encore, while reserving all authority with respect to ENP GP, in its individual capacity, to VNG, as the sole member of ENP GP.  The ENP GP LLC Agreement also contains, however, a list of actions with respect to Encore that the Encore Board may not take without “Extraordinary Approval,” which is defined as the written approval of VNG.  Causing Encore to engage in a merger is one of the actions that requires “Extraordinary Approval,” as set forth in Section 6.01(a)(iii)(8) of the ENP GP LLC Agreement.  Therefore, both the approval of the Encore Board and the approval of VNG was required prior to execution of the merger agreement.

While VNG granted its approval of the merger in its capacity as the sole member of ENP GP, the approval was not on behalf of ENP GP, but rather an exercise of VNG’s contractual right to consent to any merger involving Encore.  Accordingly, while the Encore Board and the Encore Conflicts Committee considered the interests of Encore and the public unitholders of Encore in formulating the Encore Board’s approval and recommendation, VNG considered only its own interests in determining whether or not to consent to the merger.  Vanguard, as the sole member manager of VNG, delivered the “Extraordinary Approval” on behalf of VNG, and such action was approved by the Vanguard Board.

13.           We note your disclosure on page 62 that no third party approached the Encore Conflicts Committee or its advisors proposing an alternative transaction. Please disclose whether Encore or the Encore Conflicts Committee contacted third parties to solicit alternate bids or obtain expressions of interest, and explain why or why not. In your discussion, explain the basis for the Encore Conflicts Committee’s belief, as disclosed on page 62, that the exchange ratio provided for in the merger agreement was the highest consideration that could be obtained.

Securities and Exchange Commission
September 2, 2011

Response:

We respectfully advise the Staff that the fourth bullet point on page 62 states that no solicitation of interest from third parties was undertaken. We have revised the disclosure on pages 50, 51, 52, 53, and 61 to explain why the Encore Conflicts Committee determined not to contact third parties, as well as its belief that the exchange ratio provided for in the merger agreement was the highest consideration that could be obtained.

14.           Please disclose to what extent the Encore Conflicts Committee considered contemporaneous analyst ratings and estimates in its assessment of the fairness of Vanguard’s successive offers.

Response:

We have supplemented the disclosures on pages 52 and 53 to address the Staff’s comment. The Jefferies presentation materials included comparisons of Encore’s and Vanguard’s respective financial position and performance to their peer group as well as to consensus financial analyst estimates. As noted in the second bullet point on page 60, the presentation of Jefferies on July 10, 2011 was among the substantive factors considered by the Encore Conflicts Committee. Also, as noted on page 61, the Encore Conflicts Committee did not find it practicable to, and did not, quantify or otherwise assign specific weights to the factors considered in reaching its determination and recommendation. Rather, the Encore Conflicts Committee considered the whole of the information available to it to conclude that the advantages of the merger outweighed the negative factors it considered.

15.           Please disclose to what extent the Encore Conflicts Committee considered the dilutive impact of the proposed merger on distributions to Encore unitholders vis-à-vis deal fairness.

Response:

As disclosed in the fifth bullet point on page 62, the Encore Conflicts Committee considered it to be a potential negative factor related to the merger that despite greater distributable cash flow on a pro forma basis, if Vanguard does not increase its cash distributions per Vanguard common unit, holders of Encore common units would receive on a pro forma basis smaller cash distributions than they could be expected to receive from Encore on their existing Encore common units. Also, as noted on page 64, the Encore Conflicts Committee did not find it practicable to, and did not, quantify or otherwise assign specific weights to the factors considered in reaching its determination and recommendation. Rather, the Encore Conflicts Committee considered the whole of the information available to it to conclude that the advantages of the merger outweighed the negative factors it considered.

Securities and Exchange Commission
September 2, 2011

16.           Please disclose whether the Encore Conflicts Committee considered any price protection mechanisms.

Response:

We acknowledge the Staff’s comment and have revised the disclosures on page 55 to include the requested disclosure.

17.           We note your disclosure regarding the standstill agreement and the confidentiality agreement executed on April 29, 2011. Please disclose the material terms of these agreements and file the agreements as exhibits to your registration statement.

Response:

We acknowledge the Staff’s comment and have revised the disclosures on page 52 to include a description of the material terms of the referenced standstill agreement and confidentiality agreement.  We have also filed the standstill agreement and confidentiality agreement as Exhibits 10.2 and 10.3, respectively, to Amendment No. 1.

18.           Please confirm to us that each of the advisors had all necessary data to conduct each analysis described. Otherwise, for each analysis for which the advisor had only partial data, disclose which data was missing.

Response:

Each of RBC and Jefferies have confirmed to us that they had all necessary data to conduct each of their respective analyses described in the Registration Statement.

19.           Disclose whether the companies will obtain updated fairness opinions in the event that any of the assumptions no longer is accurate. For example, with regard to forecasts, there likely will be additional historical financial information available for both companies prior to the time of the special meetings.

Response:

Vanguard and Encore supplementally advise the Staff that, to the extent any facts with respect to the proposed transaction or any financial information with respect to Vanguard or Encore change materially, each of the Vanguard Conflicts Committee and the Encore Conflicts Committee would evaluate such changes and consider the need to obtain updated advice from its financial and legal advisors, including an updated fairness opinion.  To date, neither the Vanguard Conflicts Committee nor the Encore Conflicts Committee believes that any such material change has occurred.

20.           Each presentation, discussion, or report held with or presented by an outside party that is materially related to the merger transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize all the presentations made by RBC, Jefferies and any other outside parties during the course of the meetings you have described. In this regard, we note that you suggest that the reader should read the attached opinions by the fairness advisors, and you state that the opinions disclose “assumptions made, procedures followed, matters considered and limits on the scope of the review” in connection with each opinion. The proxy statement / prospectus should discuss these matters. Please revise to eliminate any suggestion that the required information only appears elsewhere. See Item 1015(b)(6) of Regulation M-A.

Securities and Exchange Commission
September 2, 2011

Response:

Item 1015 addresses reports, opinions and appraisals from outside parties that are materially related to a Rule 13e-3 transaction.  As noted in our response to comment 5, the merger is exempt from the provisions of Rule 13e-3.  Therefore, Item 1015 is applicable only to the extent it is incorporated by Form S-4. Although Form S-4 does refer to Item 1015, it does so in a limited manner and does not incorporate all of Item 1015. Specifically, Form S-4 refers to Item 1015 with respect to the type of disclosure to include for reports, opinions and appraisals that are discussed in the disclosure document.  However, Form S-4 does not incorporate the provisions of Item 1015 that require the disclosure of both preliminary and final presentations.

Additionally, with respect to our suggestion that the readers should read the attached opinions, the parties respectfully disagree with the Staff’s comment.  Summaries are by their nature incomplete and consequently, Vanguard and RBC and Encore and Jefferies believe it appropriate as well as standard to qualify the summary of the financial advisor’s opinion by reference to the more complete information contained elsewhere in the proxy statement being provided to unitholders.  For example, both fairness opinions describe limitations and qualifications that are summarized in the summaries, but not in the level of detail set forth in the opinions themselves.

21.           It appears inaccurate to suggest that reading the actual opinions will provide the reader with any additional substantive information, given the brevity of the opinions and the apparent absence of additional material information. Please eliminate any suggestions to the contrary, or explain to us why you disagree.

Response:

As noted in response to comment 20, the parties respectfully disagree with the Staff’s comment.  Summaries are by their nature incomplete and consequently, Vanguard, Encore, RBC and Jefferies believe it appropriate as well as standard to qualify the summary of the financial advisor’s opinion by reference to the more complete information contained elsewhere in the proxy statement being provided to unitholders.

22.           If you have not done so, please disclose all criteria used by each of RBC and Jefferies to determine the constituents of the peer group and the comparable public companies, respectively. For example, please disclose how the selected companies compared with Vanguard or Encore in terms of ratio of aggregate value, size, etc. Please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

Securities and Exchange Commission
September 2, 2011

Response:

We acknowledge the Staff’s comment and have revised the disclosures on pages 69 and 74 to include additional disclosure regarding how the peer group and comparable public companies were selected.

23.           Similarly, with respect to the selection of the comparative transactions, please disclose the criteria Jefferies used to determine the comparative transactions to be used for analysis. For example, please disclose whether the chosen comparative transactions included an acquirer that already owned a significant equity stake in the target. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 76 to include additional disclosure regarding how the comparative transactions were selected.

24.           Please disclose Jefferies’ compensation, including whether compensation for their opinion is contingent upon the consummation of the merger.

Response:

We acknowledge the Staff’s comment and have revised the disclosures on page 73 to include the requested information.

25.           We note your disclosure regarding the various valuation procedures that Jefferies used in providing its opinion. Please revise to provide additional detail on the steps of the valuation analysis. For example, explain the intermediary step of how Jefferies calculated the Implied Merger Consideration Value from the proposed exchange ratio and the closing price of Vanguard common units on July 8, 2011. As another example, explain how Encore management and Vanguard management arrived at the estimated 2011 DCFPU and 2012 DCFPU figures that were provided to Jefferies. Please note that these examples are not intended to be an exhaustive list.

Response:

We acknowledge the Staff’s comment and have revised the disclosures on pages 74 through 80 to provide additional information on the steps of the valuation analysis. With respect to the 2011 DCFPU and 2012 DCFPU figures utilized in Jefferies’ analysis, these figures were based on management’s projected distributable cash flow for Vanguard and Encore described on page 66, and calculated by Jefferies as described on pages 74 and 75.

26.           Please refer to the following statement at page 74: “Except as otherwise expressly provided in our engagement letter with the Conflicts Committee and the GP, as the general partner of ENP, our opinion may not be used or referred to by ENP, or quoted or disclosed to any person in any matter, without our prior written consent.” This suggests that public Encore unitholders may not rely on Jefferies’ opinion. Please revise to state unequivocally that Jefferies is consenting to the inclusion of the opinion with this proxy statement / prospectus.

Securities and Exchange Commission
September 2, 2011

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 73 to include the requested disclosure.

Pending Litigation, page 85

27.           Please provide us with a copy of each of the complaints filed in connection with the proposed merger, including any amended or consolidated complaints.

Response:

We acknowledge the Staff’s comment and, concurrently with the submission of this response letter, are furnishing the Staff with each of the complaints filed in connection with the proposed merger, including amended or consolidated complaints.

Certain Relationships; Interests of Certain Persons in the Merger, page 111

28.           Please provide the information required by Item 402(t) of Regulation S-K. Please also advise us as to whether Exchange Act Rule 14a-21 is applicable.

Response:

We acknowledge the Staff’s comment and respectfully inform the Staff that none of the executive officers of Vanguard or Encore have any agreements or understandings with Vanguard, Encore or any other party with respect to any type of compensation (whether present, deferred or contingent) that is based on or otherwise relates to the proposed merger.  We have revised our disclosures on page 115 to affirmatively state that no such arrangements exist.

As described in the Registration Statement, Vanguard and Encore share the same executive officers:  Mr. Scott W. Smith (President and Chief Executive Officer); Mr. Richard A. Robert (Executive Vice President, Chief Financial Officer and Secretary); and Mr. Douglas “Britt” Pence (Senior Vice President of Engineering).  Each of Messrs. Smith, Robert and Pence were employed by Vanguard in such positions prior to the completion of Vanguard’s acquisition of Denbury’s interests in Encore on December 31, 2011 (the “Encore Sponsor Interest Acquisition”).  While they were appointed to serve in the same positions at ENP GP in connection with the Encore Sponsor Interest Acquisition, none of Messrs. Smith, Robert or Pence have entered into employment agreements with ENP GP since that time.  In addition, none of Messrs. Smith, Robert or Pence have received any cash or equity compensation from Encore in respect of their service as executive officers of ENP GP.  Accordingly, none of the executive officers of ENP GP are entitled to any “golden parachute” payments, in the form of cash payments, accelerated vesting of equity awards or otherwise.

Securities and Exchange Commission
September 2, 2011

Each of Messrs. Smith, Robert and Pence are employed by Vanguard pursuant to employment agreements which have been filed with the Commission, and from time to time have received grants of equity awards from Vanguard.  However, the proposed merger will not constitute a “change of control” with respect to Vanguard (as Vanguard is the acquirer) or otherwise trigger any cash payments or accelerated vesting of Vanguard equity awards.  Finally, we do not expect that any of the executive officers will enter into amended employment agreements in connection with the merger.  Accordingly, we respectfully submit to the Staff that the proposed merger will have no impact on the compensation of the executive officers of Vanguard or Encore, and thus, no disclosures are required by Item 402(t) of Regulation S-K.  Similarly, because we do not believe the Registration Statement is required to include any disclosures required by Item 402 of Regulation S-K, including Item 402(t), we believe that Exchange Act Rule14a-21 is inapplicable.

Material U.S. Federal Income Tax Consequences of the Merger, page 134

Tax Consequences of the Merger to Encore and Its Unitholders, page 135

29.           Please refer to the following sentence at page 135: “Please read the discussion of the opinion of Vinson & Elkins that Vanguard is classified as a partnership for U.S. federal income tax purposes under “U.S. Federal Income Taxation of Ownership of Vanguard Common Units — Partnership Status” below.” A similar reference appears at the top of page 136. Please clarify the reference, which we believe should be to “Tax Consequences of Holding Vanguard Common Units — Taxation of the Partnership — Partnership Status.”

Response:

We acknowledge the Staff’s comment, and have revised our disclosures on page 136 to clarify that the cross reference should be to “Tax Consequences of Holding Vanguard Common Units—Taxation of the Partnership—Partnership Status.”

30.           Please refer to the following sentences at page 135: “Additionally, the discussion below assumes that all of the liabilities of Encore and its subsidiaries that are deemed assumed by Vanguard in the merger as described below qualify for an exception to the ‘disguised sale’ rules. Encore and Vanguard believe that such liabilities qualify for one or more of the exceptions to the ‘disguised sale’ rules and intend to take the position that neither Encore nor Vanguard will recognize any income or gain as a result of the ‘disguised sale’ rules.” Please tell us why counsel cannot opine as to this aspect of the merger.

Response:

We acknowledge the Staff’s comment, and have revised the disclosures on page 135 to remove any suggestion that counsel cannot opine to this aspect of the merger.  Bracewell & Giuliani LLP will opine that all of the liabilities of Encore and its subsidiaries that are deemed assumed by Vanguard in the merger qualify for an exception to the “disguised sale” rules.

31.           Please refer to the following sentences at pages 135-136: “For U.S. federal income tax purposes, the merger is intended to be a ‘merger’ of Vanguard and Encore within the meaning of Treasury regulations promulgated under Section 708 of the Internal Revenue Code, with Vanguard being treated as the continuing partnership and Encore being treated as the terminated partnership. Assuming the merger is treated as such....” Please tell us why counsel cannot opine that the merger will be treated as a merger within the meaning of the Treasury regulations cited.

Securities and Exchange Commission
September 2, 2011

Response:

We acknowledge the Staff’s comment, and have revised our disclosures on pages 135 and 136 to clarify that both Vanguard and Encore will receive opinions of counsel that the transaction will be treated as a “merger” of Vanguard and Encore under Section 708 of the Internal Revenue Code, with Vanguard being treated as the continuing partnership and Encore being treated as the terminated partnership.

32.           Please refer to the following sentence at page 136: “The discussion below also assumes that Encore will be classified as a partnership for U.S. federal income tax purposes at the time of the merger.” Please tell us why counsel cannot opine as to this tax treatment.

Response:

We acknowledge the Staff’s comment, and have revised our disclosures on page 136 to clarify that Vinson & Elkins L.L.P. will opine that Encore will be classified as a partnership for U.S. federal income tax purposes at the time of the merger.

In addition to our responses to the Staff’s comments set forth above, we respectfully inform the Staff that, in accordance with the Staff’s letter to us on August 25, 2011, we have begun the process of auditing the financial statements related to the oil and natural gas properties in the Permian Basin of West Texas (the “Properties”) which Vanguard and Encore acquired on July 29, 2011.  Upon the completion of the audit, we will file the audited financial statements of the Properties on a Revised Current Report on Form 8-K/A in satisfaction of Rule 3-05 of Regulation S-X.  While the pro forma adjustments contained in the Registration Statement are not currently derived from audited financial statements of the Properties, to the extent any modifications are required to our pro forma financial statements upon the completion of the audit of the Properties, we will reflect such modifications in a subsequent amendment to the Registration Statement. Further, we are currently evaluating the significance of other recently completed acquisitions and will provide any financial statements needed to comply with 3-05(b)(2)(i) and related pro forma financial information.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at (832) 327-2259 or Stephen M. Gill of Vinson & Elkins LLP at (713) 758-4458.

Securities and Exchange Commission
September 2, 2011

Very truly yours, VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Scott W. Smith
Scott W. Smith President and Chief Executive Officer

Enclosures

cc:	Ms. Alexandra M. Ledbetter, Staff Attorney, Securities and Exchange Commission
Mr. Stephen Gill, Vinson & Elkins LLP
Mr. Gary Orloff, Bracewell & Giuliani LLP